Guardian Athletics, Inc.
Statements of Changes in Shareholders' Deficit
From December 31, 2018 to December 31 2020
(Unaudited)

	Guardian Athletics Management Inc	Guardian Athletics, LLC	Guardian Athletics, Inc.					
	Shareholders' Equity	Members' Equity	Common Stock Shares	Common Stock Amount	Profit Interest Shares	Profit Interest Amount	Accumulated Deficit	Total Shareholders' Deficit
Balance, December 31, 2018	$ (301,632.28)	$ 164,786.67	-	$ -	-	$ -	$ -	$ -
Capital Contribution	-	15,000.00						
Net Loss	(212,547.77)	(388,400.19)						
Merger of Management to LLC	$ 514,180.05	(514,180.05)	-	$ -	-	$ -	$ -	$ -
Balance, December 31, 2019		(722,793.57)	-	-			-	-
Conversion to corporation		722,793.57	4,007,500	-	61,000.00	-	(722,793.57)	(722,793.57)
Sale of common stock								-
Net loss							(277,683.60)	(277,683.60)
Balance, December 31, 2020		$ -	4,007,500	$ -	61,000.00	$ -	$ (1,000,477.17)	$ (1,000,477.17)